December 1, 2008

Securities and Exchange Commission
Office of the Chief Accountant
100 F Street, N.E.
Washington, DC
20549  USA

Dear Sirs:

Re: American Goldfields Inc.

We are the former independent auditors for American Goldfields Inc., and as of December 1, 2008 our appointment as principal accountants was terminated. We have read item 4.01 which is disclosed in the Company’s Current Report on Form 8-K, which the Company expects to file with the Securities and Exchange Commission on or around December 1, 2008, and are in agreement with the statements contained therein, insofar only as they relate to our firm. We have no other basis to agree or disagree with other statements of the Company contained therein.

Yours truly,

/s/ “Morgan & Company”

Chartered Accountants